Exhibit 99.1

POET

TECHNOLOGIES INC.

Unaudited Consolidated

Financial Statements

9-months ended September 30, 2015

TABLE OF CONTENTS

Notice to Shareholders		2

Consolidated Statements of Financial Position		3

Consolidated Statements of Operations and Deficit		4

Consolidated Statements of Comprehensive Loss		4

Consolidated Statements of Changes in Shareholders’ Equity		5

Consolidated Statements of Cash Flows		6

Notes to Consolidated Financial Statements		7

1.	Description of Business	7
2.	Summary of Significant Accounting Policies	7
3.	Recent Accounting Pronouncements	10
4.	Property and Equipment	11
5.	Patents and Licenses	11
6.	Accounts Payable and Accrued Liabilities	12
7.	Share Capital	12
8.	Warrants	13
9.	Stock Options and Contributed Surplus	13
10.	Loss Per Share	16
11.	Commitments and Contingencies	16
12.	Related Party Transactions	17
13.	Segment Information	17
14.	Financial Instruments and Risk Management	19
15.	Capital Management	20
16.	Expenses	20

NOTICE TO SHAREHOLDERS

For the Nine Months Ended September 30, 2015

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

Auditors’ involvement

The auditors of POET Technologies Inc. have not performed a review of these condensed unaudited consolidated financial statements for the three and nine months ended September 30, 2015 and September 30, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		Audited
	September 30,	December 31,
	2015	2014

Assets
Current
Cash and cash equivalents	$15,849,935	$11,287,864
Prepaids and other current assets	97,757	243,501

	15,947,692	11,531,365
Property and equipment (Note 4)	886,154	1,058,860
Patents and licenses (Note 5)	399,006	260,721

	$17,232,852	$12,850,946

Liabilities

Current
Accounts payable and accrued liabilities (Note 6)	$379,069	$451,724

Shareholders’ Equity

Share capital (Note 7(b))	78,770,860	61,688,953
Warrants (Note 8)	2,148,449	6,458,659
Contributed surplus (Note 9)	25,141,862	23,616,664
Accumulated other comprehensive loss	(1,993,913)	(584,552)
Deficit	(87,213,475)	(78,780,502)

	16,853,783	12,399,222

	$17,232,852	$12,850,946

Commitments and contingencies (Note 11)

On behalf of the Board of Directors

/s/ Peter Copetti	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Costs and expenses
General and administration (Note 16)	$2,512,991	$3,769,991	$5,970,289	$7,603,746
Research and development (Note 16)	937,614	627,494	2,518,927	1,722,557
Investment income, including interest	(18,979)	—	(56,243)	—

Loss before the following	3,431,626	4,397,485	8,432,973	9,326,303

Other income (Note 2)	—	—	—	169,832

Net loss	(3,431,626)	(4,397,485)	(8,432,973)	(9,156,471)

Deficit, beginning of period	(83,781,849)	(71,753,688)	(78,780,502)	(66,994,702)
Net loss	(3,431,626)	(4,397,485)	(8,432,973)	(9,156,471)

Deficit, end of period	$(87,213,475)	$(76,151,173)	$(87,213,475)	$(76,151,173)

Basic and diluted loss per share (Note 10)	$(0.02)	$(0.03)	$(0.05)	$(0.06)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Net loss	$(3,431,626)	$(4,397,485)	$(8,432,973)	$(9,156,471)

Other comprehensive loss - net of income taxes
Exchange differences on translating foreign operations	(827,708)	291,200	(1,409,361)	(237,986)

Comprehensive loss	$(4,259,334)	$(4,106,285)	$(9,842,334)	$(9,394,457)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2015	2014

Share Capital
Beginning balance	$61,688,953	$42,911,455
Funds from the exercise of warrants and compensation warrants	9,220,585	7,704,441
Fair value of warrants and compensation warrants exercised	4,310,210	3,542,730
Warrant exercise incentive	—	(31,711)
Funds from the exercise of stock options	1,749,903	886,093
Fair value assigned to stock options exercised	1,801,209	748,193
Funds from private placements	—	4,546,000
Fair value of warrants and compensation warrants issued	—	(1,869,231)
Common shares issued for reduction of license fee	—	1,439,898
September 30,	78,770,860	59,877,868

Warrants
Beginning balance	6,458,659	8,135,590
Fair value of warrants and compensation warrants issued	—	1,869,231
Fair value of warrants and compensation warrants exercised	(4,310,210)	(3,542,730)
Fair value of expired warrants	—	(756)
September 30,	2,148,449	6,461,335

Contributed Surplus
Beginning balance	23,616,664	20,261,067
Stock-based compensation	3,326,407	3,571,665
Fair value of stock options exercised	(1,801,209)	(748,193)
Fair value of expired warrants	—	756
September 30,	25,141,862	23,085,295

Accumulated Other Comprehensive Income
Beginning balance	(584,552)	(11,593)
Other comprehensive loss attributable to common shareholders - translation adjustment	(1,409,361)	(237,986)
September 30,	(1,993,913)	(249,579)

Deficit
Beginning balance	(78,780,502)	(66,994,702)
Net loss	(8,432,973)	(9,156,471)
September 30,	(87,213,475)	(76,151,173)
Total shareholders’ equity	$16,853,783	$13,023,746

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2015	2014

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(8,432,973)	$(9,156,471)
Adjustments for:
Depreciation of property and equipment (Note 4)	206,130	152,710
Amortization of patents and licenses (Note 5)	30,207	14,023
Stock-based compensation (Note 9)	3,326,407	3,571,665
Shares issued for reduction of license fee (Note 7(b))	—	1,439,898
	(4,870,229)	(3,978,175)

Net change in non-cash working capital accounts:
Prepaid and other current assets	145,744	188,908
Accounts payable and accrued liabilities	(72,655)	361,838
Cash flows from operating activities	(4,797,140)	(3,427,429)

INVESTING ACTIVITIES
Construction in progress	—	(271,160)
Purchase of property and equipment (Note 4)	(33,424)	(77,401)
Purchase of patents and licenses (Note 5)	(168,492)	(70,798)
Cash flow from investing activities	(201,916)	(419,359)

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs	10,970,488	13,104,823
Cash flow from financing activities	10,970,488	13,104,823

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,409,361)	(237,986)

NET CHANGE IN CASH AND CASH EQUIVALENTS	4,562,071	9,020,049

CASH AND CASH EQUIVALENTS, beginning of period	11,287,864	3,260,967

CASH AND CASH EQUIVALENTS, end of period	$15,849,935	$12,281,016

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.                                      DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. (and its subsidiaries ODIS Inc. (“ODIS”) and Opel Solar Inc., collectively, the “Company”) is the developer of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die. The Company’s head office is located at 121 Richmond Street West, Suite 501, Toronto, Ontario, Canada M5H 2K1. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on November 10, 2015.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2014.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash and cash equivalents, accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives. Ongoing maintenance costs are expensed as incurred. The expiry of the patents and licenses range from 6 - 12 years.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company did not record an impairment loss in 2015 or 2014.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Other income - Government Grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Other income earned on government grants in 2015 was nil (2014 - nil and $169,832 for the three and nine months ended September 30.).

Interest income

Interest income on cash and cash equivalents classified as fair value through profit or loss is recognized as earned using the effective interest method.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all reseach costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. The Company has not met the the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

The following new accounting policy was adopted on January 1, 2015:

Financial instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The adoption of this policy did not impact the Company’s condensed unauditied consolidated financial statements.

3.                                      RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2017. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

4.                                      PROPERTY AND EQUIPMENT

	Construction in	Leashold	Machinery and	Office
	progress	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2014	$—	$—	$958,949	$8,746	$967,695
Additions	3,152	—	314,973	47,660	365,785

Balance, December 31, 2014	3,152	—	1,273,922	56,406	1,333,480
Additions	7,024	5,896	5,000	15,504	33,424
Reclassification	(10,176)	10,176	—	—	—
Balance,September 30, 2015	—	16,072	1,278,922	71,910	1,366,904

Accumulated Depreciation
Balance, January 1, 2014	—	—	62,000	1,903	63,903
Depreciation for the year	—	—	203,008	7,709	210,717
Balance, December 31, 2014	—	—	265,008	9,612	274,620
Depreciation for the period	—	2,362	196,732	7,036	206,130
Balance, September 30, 2015	—	2,362	461,740	16,648	480,750

Carrying Amounts
At December 31, 2014	$3,152	$—	$1,008,914	$46,794	$1,058,860
At September 30, 2015	$—	$13,710	$817,182	$55,262	$886,154

5.                                      PATENTS AND LICENSES

Cost
Balance, January 1, 2014	$166,152
Additions	161,283

Balance, December 31, 2014	327,435
Additions	168,492
Balance, September 30, 2015	495,927

Accumulated Depreciation
Balance, January 1, 2014	40,476
Amortization	26,238
Balance, December 31, 2014	66,714
Amortization	30,207
Balance, September 30, 2015	96,921

Carrying Amounts
At December 31, 2014	$260,721
At September 30, 2015	$399,006

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.                                      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2015	2014

Trade payable	$127,332	$79,406
Payroll related liabilities	113,927	113,338
Accrued liabilities	137,810	258,980
	$379,069	$451,724

7.                                      SHARE CAPITAL

(a)                                 AUTHORIZED

Unlimited number of common shares

One special voting share

(b)                                 COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2014	132,676,115	$42,911,455
Shares issued on the exercise of stock options	4,824,950	1,481,715
Fair value of stock options exercised	—	1,261,156
Shares issued on private placements	7,692,307	4,546,000
Fair value of warrants and compensation warrants issued	—	(1,869,231)
Shares issued on the exercise of warrants and compensation warrants	19,384,712	8,404,265
Fair value of warrants and compensation warrants exercised	—	3,545,406
Warrant exercise incentive	—	(31,711)
Shares issued for reduction of license fee	2,000,000	1,439,898

Balance, December 31, 2014	166,578,084	61,688,953
Shares issued on the exercise of stock options	5,314,300	1,749,903
Fair value of stock options exercised	—	1,801,209
Shares issued on the exercise of warrants and compensation warrants	22,011,931	9,220,585
Fair value of warrants exercised	—	4,310,210

Balance, September 30, 2015	193,904,315	$78,770,860

On February 13, 2014, the Company completed a $4,546,000 private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 per unit. Each unit comprised one common share and one common share purchase warrant. One warrant allows the holder to acquire one additional common share of the Company at an exercise price of $0.91 per share for a period of 2 years, expiring on February 12, 2016. No commission was payable with respect to this financing.

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.017%, volatility of 92.22% and estimated life of 2 years. The estimated fair value assigned to the warrants was $1,869,231.

During 2014, the Company paid $31,711 as incentives for the exercise of warrants.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.                                      WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value

Balance, January 1, 2014	$0.48	42,478,569	$8,135,590
Warrants issued	0.91	7,692,307	1,869,231
Expired	0.29	(3,500)	(756)
Exercised	0.43	(19,384,712)	(3,545,406)

Balance, December 31, 2014	0.61	30,782,664	6,458,659
Warrants and compensation warrants exercised	0.44	(22,011,931)	(4,310,210)

Balance, September 30, 2015	$0.85	8,770,733	$2,148,449

As at September 30, 2015 the following warrants were outstanding:

			Historical
	Number	Historical	Exercise
	of Warrants	Fair Value ($)	Price ($)	Expiry Date
	6,734,577	1,636,402	0.91	February 12, 2016
Compensation warrants	916,855	307,601	0.50	February 14, 2016
Compensation warrants	38,040	6,659	0.22	June 22, 2016
Compensation warrants	11,250	2,006	0.22	July 31, 2016
Compensation warrants	33,111	5,998	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016

	8,770,733	2,148,449	0.84

These warrants were issued in Canadian dollars and are exercisable at prices ranging from $0.23 CAD and $1.00 CAD.

9.                                      STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 12, 2015, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, referred to as the “2015 Plan”). Under the 2015 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2015 Plan provides that the number of common shares issuable pursuant to options granted under the 2015 Plan and pursuant to other previously granted options is limited to 36,326,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2015 Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.                                      STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2014	23,732,750	$0.38
Expired/cancelled	(825,000)	1.01
Exercised	(4,824,950)	0.31
Granted	6,155,000	1.26

Balance, December 31, 2014	24,237,800	0.61
Expired/cancelled	(900,500)	1.00
Exercised	(5,314,300)	0.28
Granted	10,430,000	1.21

Balance, September 30, 2015	28,453,000	$0.81

During the period, the Company granted 10,430,000 (2014 - 6,155,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $1.21 (2014 - $1.26) per share.

During the period, the Company recorded stock-based compensation of $3,326,407 (2014 - $3,571,665) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2015	2014
Weighted average exercise price	$1.21	$1.26
Weighted average risk-free interest rate	1.02%	1.58%
Weighted average dividend yield	0%	0%
Weighted average volatility	102.5%	102%
Weighted average estimated life	5 years	5 years

Share price on the various grant dates were:

First grant	$1.31	$1.31
Second grant	1.59	1.10
Third grant	1.33	1.64
Fourth grant	1.14	1.13
Fifth grant	1.13	—
Sixth grant	1.25	—

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.                                      STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at September 30, 2015 are as follows:

Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.11 - $0.25	2,880,000	$0.23	2.31	2,880,000	$0.23
$0.28 - $0.31	567,500	$0.28	2.20	567,500	$0.28
$0.34 - $0.37	70,000	$0.33	4.88	70,000	$0.33
$0.38 - $0.86	9,851,000	$0.46	2.63	9,851,000	$0.46
$0.87 - $1.64	15,084,500	$1.21	4.39	3,861,250	$1.10

	28,453,000	$0.81	3.53	17,229,750	$0.48

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2014	$20,261,067
Stock-based compensation	4,615,997
Fair value of stock options exercised	(1,261,156)
Fair value of expired warrants	756

Balance, December 31, 2014	23,616,664
Stock-based compensation	3,326,407
Fair value of stock options exercised	(1,801,209)

Balance, September 30, 2015	$25,141,862

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.                               LOSS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Numerator
Net loss	$(3,431,626)	$(4,397,485)	$(8,432,973)	$(9,156,471)

Denominator
Weighted average number of common shares outstanding	188,785,325	163,014,051	180,846,175	153,566,080
Weighted average number of common shares outstanding - diluted	188,785,325	157,608,068	180,846,175	153,556,080

Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.05)	$(0.06)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2015 and 2014 is not reflected as they are anti-dilutive.

11.                               COMMITMENTS AND CONTINGENCIES

The Company has two operating leases for development operations expiring March 31, 2016 and January 31, 2017 and one operating lease for its head office space expiring March 31, 2016.

Rent expense under these leases was $60,276 and $140,711 for the three and nine months ended September 30, 2015 (2014 - $36,333 and $108,996).

Remaining minimum annual rental payments to the lease expiration dates are as follows:

September 30, 2016	$161,272
October 1, 2016 through 2019	27,141

$188,413

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.                               RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Salaries	$418,378	$348,580	$1,219,401	$907,240
Share-based payments (1)	1,084,701	1,260,883	1,915,065	1,660,750

Total	$1,503,079	$1,609,463	$3,134,466	$2,567,990

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the year as calculated using the Black-Scholes model.

The Company paid or accrued $29,797 and $76,545 in fees and disbursements for the three and nine months ended September 30, 2015 (2014 - $67,069 and $121,030) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

13.                               SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operating segment is below:

ODIS Inc. (“ODIS”)

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.                               SEGMENT INFORMATION (Continued)

On a consolidated basis, the Company operates geographically in the United States and Canada. Geographical information is as follows:

	2015
As of September 30,	US	Canada	Consolidated

Current assets	$3,979,273	$11,968,419	$15,947,692
Property and equipment	860,919	25,235	886,154
Patents and licenses	399,006	—	399,006

Total Assets	$5,239,198	$11,993,654	$17,232,852

	US	Canada	Consolidated

For the nine months ended September 30,
General and administration	$2,119,313	$3,850,976	$5,970,289
Research and development	2,518,927	—	2,518,927
Investment income	—	(56,243)	(56,243)

Net Loss	$4,638,240	$3,794,733	$8,432,973

	2014
As of September 30,	US	Canada	Consolidated

Current assets	$4,243,884	$8,115,633	$12,359,517
Property and equipment	1,099,643	—	1,099,643
Patents and licenses	182,451	—	182,451

Total Assets	$5,525,978	$8,115,633	$13,641,611

	US	Canada	Consolidated
For the nine months ended September 30,
General and administration	$1,337,750	$6,265,996	$7,603,746
Research and development	1,722,557	—	1,722,557
Other income	(169,832)	—	(169,832)

Net Loss	$2,890,475	$6,265,996	$9,156,471

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	September 30,	December 31,
	2015	2014

Fair value through profit or loss, measured at fair value:
Cash	$15,849,935	$11,287,864
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(379,069)	(451,724)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents were determined using level 1 inputs.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar. A 10% change in the Canadian dollar would increase or decrease other comprehensive loss by $1,189,642.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities through 2016.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.                               CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income and deficit) and cash. The components of capital on September 30, 2015 were:

Cash and cash equivalents	$15,849,935
Shareholders’ equity	$106,061,171

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the year.

16.                               EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Wages and benefits	$242,338	$201,970	$947,233	$668,656
Subcontract fees	491,875	256,059	958,833	414,239
Stock-based compensation	170,490	123,363	471,469	543,276
Supplies	32,911	46,102	141,392	96,386

	937,614	627,494	$2,518,927	$1,722,557

General and administrative costs can be analysed as follows:

Stock-based compensation	$1,451,261	$2,489,972	$2,854,938	$3,028,391
General expenses	200,261	157,878	734,160	502,890
Professional fees	110,389	325,695	586,997	773,455
Wages and benefits	423,214	405,012	891,194	1,122,529
Management and consulting fees	160,303	290,327	509,617	455,627
Rent	85,541	35,057	157,046	114,223
Depreciation and amortization	82,022	66,050	236,337	166,733
Shares issued as reduction of license fee	—	—	—	1,439,898

	$2,512,991	$3,769,991	$5,970,289	$7,603,746

This page intentionally left blank

This page intentionally left blank

POET TECHNOLOGIES INC. Suite 501, 121 Richmond St. W. 2550 Zanker Road Toronto, Ontario M5H 2K1 San Jose, CA 95131 USA Tel: 416-368-9411 - Fax: 416-861-0749 http://www.poet-technologies.com